

SHANGRI-LA ASIA LIMITED

(incorporated in Bermuda with limited liability)

香格里拉(亞洲)有限公司

03 JUN -4 AM 7:21

2 June 2003

BY COURIER

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

SUPPL



03022532

Dear Sirs,

Re: Exemption File No. 82-5006
- Submission of documents required by Rule 12g3-2(b)

Pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, we enclose a copy of our Company's announcement dated 30 May 2003 relating to the retirement of Director as published in the South China Morning Post in Hong Kong on 2 June 2003 for your records.

Yours faithfully,
For and on behalf of
SHANGRI-LA ASIA LIMITED

PROCESSED
JUN 19 2003
THOMSON FINANCIAL

Irene Ko
Company Secretary

Encl

c.c. Clifford Chance
- Mr. Jeff Maddox/Ms. Lisa Bostwick

J P Morgan
- Ms. Tintin Subagyo

6/11

F:\tn\sa\Apptdir\TB&HKC\ltr.doc4

Exemption File No. 82-5006



SHANGRI-LA ASIA LIMITED

(Incorporated in Bermuda with limited liability)

香格里拉(亞洲)有限公司

website: http://www.ir.shangri-la.com

RETIREMENT OF DIRECTOR

The Board of Directors (the "Board") of Shangri-La Asia Limited (the "Company") announces that Mr Thaddeus Thomas Beczak, an executive Director of the Company, retires by rotation pursuant to the Bye-Laws of the Company. Mr Beczak has not offered himself for re-election and has retired from office at the Annual General Meeting of the Company held on 30 May 2003.

The Board of the Company would like to thank Mr Thaddeus Thomas Beczak for his valuable contributions to the Company during his term of office as an executive Director of the Company.

By Order of the Board
Shangri-La Asia Limited
Ye Longfei
Chairman

Hong Kong, 30 May 2003